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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On October 29, 2002, Bookham Technology plc (the "Company") issued a press release announcing its results for the third quarter ended September 29, 2002. A copy of this press release is attached as hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits
99.1	Press Release issued on October 29, 2002.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2002
BOOKHAM TECHNOLOGY PLC
	By:	/s/ GIORGIO ANANIA
	Name:	Giorgio Anania
	Title:	Chief Executive Officer and President

3

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release issued on October 29, 2002.	1

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SIGNATURE
BOOKHAM TECHNOLOGY PLC
INDEX TO EXHIBITS